FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549



REPORT OF FOREIGN ISSUER


Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934




For May 26, 1998
       May 27, 1998
       June 16, 1998
       July 2, 1998
       July 27, 1998
       August 6, 1998


NAM TAI ELECTRONICS, INC.
(Registrant's name in English)




       Unit 9, 15/F, Tower 1
       China Hong Kong City, 33 Canton Road
       TST, Kowloon, Hong Kong

NEWS RELEASE
CONTACT: WENDY L. WISEMAN
P.R. SECRETARY
NAM TAI ELECTRONICS, INC.
CORPORATE OFFICE:
SUITE 530 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
INTERNET WEBSITE: http://www.namtai.com
E-MAIL:  investor@namtai.com

NAM TAI ELECTRONICS, INC. ANNOUNCES SECOND QUARTER RESULTS
SALES DOWN 23.7%, EPS DECREASES 72.4% vs. 2ND QTR 1997

VANCOUVER, CANADA August 6, 1998 -- Nam Tai Electronics, Inc. ("Nam
Tai" or the "Company") (NASDAQ/NM Symbol: NTAIF and NTAWF) today announced results for the second quarter ended June 30, 1998. Net sales for the second quarter of 1998 were $30.86 million, a decrease of 23.7% compared to sales of $40.44 million for the second quarter of 1997. Operating income decreased 51.6% to $3.88 million ($0.38 per share) compared to 1997 second quarter operating income of $8.01 million ($1.02 per share). Non-operating net expense increased by $934,000 to $1.01 million ($0.10 per share) from $0.07 million ($0.01 per share). Net income decreased 63.9% to $2.8 million compared to $7.76 million in the second quarter of 1997. Basic earnings per share for the second quarter of 1998 were $0.27 compared to $0.98 for the second quarter of 1997.

When compared to the 1997 second quarter, the percentage decrease in basic earnings per share is proportionately greater than the percentage of net sales decline. The primary reasons are that gross profit margin decreased by 6.9%, and there has been a 31% increase in weighted average common shares outstanding.

Net sales for the six months ended June 30, 1998 decreased by 20.2% to $57.14 million from $71.60 million for the first six months of 1997. Operating income for the first six months of 1998 decreased by 38.1% to $7.20 million from $11.64 million for the prior year period. Net income for the period decreased by 35.0% to $8.67 million from $13.33 million for 1997. Basic earnings per share for the first six months of 1998 were $0.81 compared to $1.70 for the prior year period.

The Company continues to maintain a strong financial position, ending the second quarter of 1998 with $7.34 of cash per share and approximately $13.59 of net book value per share, based on 10,220,023 shares outstanding as at June 30, 1998. The Company, as at June 30, 1998, had a cash to current liabilities ratio of 3.8:1, a current ratio of 5.5:1, a total assets to total liabilities ratio of 8.1:1, no long term debt, and approximately $75 million of cash, $63 million of which is in short term deposits in U.S.
currency in North America.

The Company's gross profit margin was 24.2% for the second quarter 1998 versus 31.1% in the prior year. "The 31.1% margin for the second quarter of 1997 was an exceptionally good quarter," noted Mr. Edward K.W. Chan, Chief Financial Officer. He added, "The 1998 second quarter margin of 24.2% is down slightly from the 25.1% margin in the first quarter as a result of continuing pricing pressures in the market."

The basic earnings per share calculations for the second quarter of 1998 take into account the significant increase in the weighted average common shares outstanding from 7,881,632 (diluted 7,995,694) in the second quarter of 1997 to 10,312,067 (diluted 10,332,366) in the second quarter of 1998.

Non-operating items include the write-off of $840,000 paid for a currency option contract. This option provides Nam Tai with the right to purchase US$30 million at a fixed rate of HK$7.8 for each U.S. dollar on December 29, 1998.

Calculator sales formed 70% of sales in the second quarter of 1998 compared to 57% in the second quarter of 1997. The sales of personal organizers and linguistic products formed 12% of sales in the second quarter of 1998 compared to 25% in the second quarter of 1997. Sales by region in the second quarter of 1998 versus 1997 were to North America (53%) versus (60%), Japan (20%) versus (18%), Europe (22%) versus (13%), and others (5%) versus (9%).

The Asian economic turmoil has caused the Company to face a slow down in orders, and customer pressure for unit price reductions. On July 2, 1998, the Company announced that it was adjusting its forecast for the remaining quarters of 1998 and is anticipating a drop in sales of approximately 15% - 25% for the full year ending December 31, 1998.

ACQUISITION UPDATE
The Company continues to actively pursue and evaluate acquisitions in the United
States, China, Hong Kong and Japan.   Our 20% investment in Group Sense
(International) Limited, a Hong Kong publicly listed company, will result in cash inflow of approximately US$520,000 in August 1998 in the form of dividends from that investee.

UPDATE ON STOCK REPURCHASE PROGRAM
On July 2, 1998, the Company increased the maximum number of common shares that may be repurchased under the repurchase program from 1,000,000 to 2,000,000 common shares. At that date the repurchase program was extended for an additional six months. As at July 31, 1998, the Company repurchased an aggregate of 1,121,900 common shares at an average price of $16.27, reducing the number of common shares outstanding to 10,098,123.

DIVIDENDS
On July 17, 1998, the Company paid a quarterly dividend of $0.07 per share to shareholders of record on June 30, 1998. Payment and record dates for the third quarter dividend of $0.07 per share will be announced at a later date.

LITIGATION UPDATE
On July 4, 1997, the Company announced that it filed a Petition for the winding-up of Tele-Art Inc. ("Tele-Art") (Symbols: TLARF, TLAFE) because Tele-Art failed to repay a judgment debt and interest owing to Nam Tai of approximately $1,000,000. The High Court of Justice in the British Virgin Islands on July 17, 1998 ordered that Tele-Art be wound up by the Court and appointed a liquidator based in Hong Kong.

REMINDER OF ANALYST CONFERENCE CALL TIME
The Company will hold an analysts-only conference call on Friday, August 7 at 12:00 noon Eastern Time for analysts to discuss the second quarter results with management.

Shareholders, investors and other interested individuals are invited to listen to the live conference call by dialing 1-416-620-1943 just prior to its start time of 12:00 noon Eastern Time. Callers will be asked to register with the conference call operator upon dialing in.

Except for the historical information contained herein, matters discussed in this press release are forward-looking statements involving risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. The factors that might cause differences include, but are not necessarily limited to, those discussed in the Company's reports filed with the Securities and Exchange Commission from time to time, such as the factors set forth in Item 1. "Description of Business - Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 1997.

Nam Tai is an independent provider of high quality manufacturing services to original equipment manufacturers ("OEMs") in the consumer electronics industry. All of the Company's manufacturing operations are based in the People's
Republic of China ("China"). Nam Tai assists OEMs in the design and development of products and furnishes full turnkey manufacturing services to its OEM customers utilizing advanced processes such as chip on board ("COB"), surface mount technology ("SMT"), tape automated bonding ("TAB"), outer lead bonding ("OLB") technologies, and anisotropic conductive film ("ACF") heat seal technology. The Company provides hardware and software design, plastic molding, component purchasing, assembly into finished products or electronic subassemblies, post-assembly testing and shipping. The Company manufactures a broad line of finished products for its OEM customers, including personal organizers, personal digital assistants ("PDA"), linguistic products, calculators, integrated circuit ("IC") or smart card readers (referred to as "IC card readers"). It also manufactures electronic components and subassemblies for printed circuit boards ("PCBs"). These products include large scale integrated circuits ("LSI") bonded on PCBs that are used in the manufacture of products such as electronic toys, and subassemblies for liquid crystal display ("LCD") modules that are in turn used in the manufacture of communications, camera and computer products.
In addition, Nam Tai provides OEMs with silk screening services for plastic parts, polyvinyl chloride ("PVC") products and metal parts.

NAM TAI ELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
FOR THE PERIOD ENDED JUNE 30, 1998 AND 1997
(In Thousands of U.S. Dollars except share data)
                                    Three Months ended    Six Months ended
                                           June 30             June 30
                                        1998      1997      1998      1997
Net sales                           $ 30,857  $ 40,444  $ 57,137  $ 71,596
Cost of sales                         23,392    27,850    43,081    51,756

  Gross profit                         7,465    12,594    14,056    19,840
                                    --------   -------  --------   -------
Costs and expenses
  Selling, general and
   administrative expenses             3,295     4,312     6,284     7,664
  Research and development expenses      293       277       574       541
                                       3,588     4,589     6,858     8,205
                                    --------  --------  --------  --------

Income from operations                 3,877     8,005     7,198    11,635

  Gain (loss) on disposal of property,
    plant and equipment                  490      (636)      830      (634)
  Other (expense) income - net        (1,129)      280      (131)    2,115
  Interest income                      1,077       283     2,349       459
  Non-recurring customs assessment    (1,445)        0    (1,445)        0

Income before income taxes             2,870     7,932     8,801    13,575
Income tax expense                        68       169       134       242

Net income                          $  2,802  $  7,763  $  8,667  $ 13,333

Net income per share:
     Basic                          $   0.27  $   0.98  $   0.81  $   1.70
     Diluted                        $   0.27  $   0.97  $   0.81  $   1.68

Weighted average number of shares:
     Basic                        10,312,067 7,881,632 10,712,247 7,859,370
     Diluted                      10,332,366 7,995,694 10,730,778 7,947,421


NAM TAI ELECTRONICS, INC.
CONSOLIDATED BALANCE SHEETS
AS AT JUNE 30, 1998 AND DECEMBER 31, 1997
(In Thousands of U.S. Dollars)
                                                  June 30,  December 31,
                                                     1998          1997
ASSETS                                        (unaudited)

Current assets:
  Cash and cash equivalents                     $  75,047      $ 102,411
  Accounts receivable, net                         21,596         16,985
  Inventories                                       5,752          9,838
  Marketable investments                              674              0
  Prepaid expenses and deposits                     4,463          3,788

     Total current assets                         107,532        133,022
                                                 --------       --------
Long term investments                              16,279            833
                                                 --------       --------
Property, plant and equipment, at cost             46,717         44,295
     Less: accumulated depreciation
       and amortization                           (13,640)       (11,853)

                                                   33,077         32,442
                                                 --------       --------
Other assets                                        1,512          1,491
                                                 --------       --------

     Total assets                               $ 158,400      $ 167,788

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Accounts payable and accrued expenses         $  17,897      $  17,551
  Notes payable                                       814          1,814
  Dividend payable                                    715              0
  Income taxes payable                                120            187

      Total current liabilities                    19,546         19,552
                                                 --------       --------
Shareholders' equity:
  Common shares                                       102            112
  Additional paid-in capital                       80,044         80,044
  Stock option grants                                  75              0
  Retained earnings                                58,595         68,050
  Foreign currency translation adjustment              38             30

Total shareholders' equity                        138,854        148,236
                                                ---------      ---------

Total liabilities and shareholders' equity      $ 158,400      $ 167,788


NEWS RELEASE
CONTACT: WENDY L. WISEMAN
P.R. SECRETARY
NAM TAI ELECTRONICS, INC.
CORPORATE OFFICE:
SUITE 530 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
INTERNET WEBSITE: http://www.namtai.com
E-MAIL:  investor@namtai.com

NAM TAI ELECTRONICS, INC. ANNOUNCES 2ND-QTR RELEASE DATE OF AUGUST 6, 1998

VANCOUVER, CANADA July 27, 1998 -- Nam Tai Electronics, Inc. ("Nam
Tai" or the "Company") (NASDAQ/NM Symbol: NTAIF and NTAWF) today indicated it will announce its second quarter results for the period ended June 30, 1998 after the market closes on Thursday, August 6, 1998.

The Company will hold an analysts-only conference call for Friday, August 7, at 12:00 noon Eastern Time for analysts to discuss the second quarter results with management. Analysts who wish to receive the dial-in number for this conference call are invited to contact Ms. Wendy Wiseman, P.R. Secretary at 1-800-661-8831 extension 202 before Thursday, August 6 at 5:00 p.m.
Eastern Time.

Shareholders, investors and other interested individuals are invited to listen to the live conference call by dialing 1-416-620-1943 just prior to its start time of 12:00 noon Eastern Time on Friday, August 7. Callers will be asked to register with the conference call operator upon dialing in.

Nam Tai is an independent provider of high quality manufacturing services to original equipment manufacturers ("OEMs") in the consumer electronics industry. All of the Company's manufacturing operations are based in the People's Republic of China. Nam Tai assists OEMs in the design and development of products and furnishes full turnkey manufacturing services to its OEM customers utilizing advanced processes such as chip on board ("COB"), surface mount technology ("SMT"), tape automated bonding ("TAB"), outer lead bonding ("OLB") technologies, and anisotropic conductive film ("ACF") heat seal technology. The Company provides hardware and software design, plastic molding, component purchasing, assembly into finished products or electronic subassemblies, post-assembly testing and shipping. The Company manufactures a broad line of finished products for its OEM customers, including personal organizers, personal digital assistants ("PDAs"), linguistic products, calculators, integrated circuit ("IC") or smart card readers (referred to as "IC card readers"). It also manufactures electronic components and subassemblies for printed circuit boards ("PCBs"). These products include large scale integrated circuits ("LSI") bonded on PCBs that are used in the manufacture of products such as electronic toys, and subassemblies for liquid crystal display ("LCD") modules that are in turn used in the manufacture of communications, camera and computer products.
In addition, Nam Tai provides OEMs with silk screening services for plastic parts, polyvinyl chloride ("PVC") products and metal parts.


NEWS RELEASE
CONTACT: WENDY L. WISEMAN
P.R. SECRETARY
NAM TAI ELECTRONICS, INC.
CORPORATE OFFICE:
SUITE 530 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
INTERNET WEBSITE: http://www.namtai.com
E-MAIL:  investor@namtai.com

NAM TAI ELECTRONICS, INC. ANNOUNCES CORPORATE UPDATE

VANCOUVER, CANADA July 2, 1998 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAIF and NTAWF,) today announced that Group Sense (International) Limited ("GSL"), a Hong Kong publicly listed company 20% owned by Nam Tai, announced its earnings results for the year ended 31 March, 1998. GSL's gross revenue for the year was US$143.8 million, an increase of 53% compared with 1997. GSL's net income was US$11.6 million for the year ended March 31, 1998, an increase of 49% compared with 1997. GSL also announced a proposed dividend of HK 2 cents per share. As a result, the Company will receive dividends of approximately US$520,000 in August 1998.

"We acquired our 20% equity interest in GSL in May 1998. We are pleased with the significantly improved performance of GSL in 1998, which should contribute a significant return to the Company despite the economic turmoil in Asia" commented Mr. Edward K. W. Chan, Chief Financial Officer of the Nam Tai group of companies.

The 'Asian Flu' is worse than initially anticipated and is now expected to have a negative impact on the Company's business. "The Company is making every effort to improve operating efficiency and minimize the negative impact caused by the Asian crisis, and will continue to explore acquisition opportunities," commented Mr. Chan. The Company has adjusted its forecast accordingly for the remaining quarters of 1998 and is anticipating a drop in sales of approximately 15% to 25% for the full year ending December 31, 1998. The Company previously announced anticipated double digit growth in sales for the year; however, sales are now under severe pressure from the currency troubles created by the Asian financial crisis. Customers requesting lower unit prices and a slow down in orders are responsible for the decline in sales.

Second quarter results of the Company are expected to be released by August 7, 1998.

Despite the worsening economic situation and devaluation of other Asian currencies, the Government of Hong Kong is insisting on maintaining the current peg between the Hong Kong and U.S. currencies. As a result, exports from Hong Kong are facing increasing pressure and the economic situation in Hong Kong continues to deteriorate. To protect the Company's assets in Hong Kong from the adverse effects of devaluation in the currency, the Company has purchased an option contract from a bank at a cost of $840,000. This option contract provides Nam Tai with the right to purchase US$30 million at a fixed exchange rate of HK$7.8 for each US dollar on December 29, 1998.

Nam Tai today also announced that its Board of Directors has increased the maximum number of common shares that may be repurchased under the Company's repurchase program from 1,000,000 to 2,000,000 common shares. The repurchase program will be extended for an additional six months from the date of this announcement.

On January 13, 1998, the Company announced its intention to repurchase up to 1,000,000 common shares over a three-month period, from time to time, at prevailing market prices in accordance with SEC Rule 10b-18. On March 30, 1998, the Company extended the program for an additional three months. To date, the Company has repurchased an aggregate of 1,000,000 common shares at an average price of $16.58, reducing the number of common shares outstanding to 10,220,023.

"We believe that a continuation of the repurchase program will be in the best interests of our shareholders if the market price of the common shares does not reflect the long-term potential of the Company," said Mr. Chan.

On or before July 17, 1998, the second quarter dividend of $0.07 per share will be paid to all shareholders of record at the close of business on June 30, 1998.

Except for the historical information contained herein, matters discussed in this press release are forward-looking statements involving risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. The factors that might cause differences include, but are not necessarily limited to, those discussed in the Company's reports filed with the Securities and Exchange Commission from time to time, such as the factors set forth in
Item 1.  "Description of Business - Risk Factors" in the Company's
Annual Report on Form 20-F for the year ended December 31, 1997.

Nam Tai is an independent provider of high quality manufacturing services to original equipment manufacturers ("OEMs") in the consumer electronics industry. All of the Company's manufacturing operations are based in the People's
Republic of China ("China"). Nam Tai assists OEMs in the design and development of products and furnishes full turnkey manufacturing services to its OEM customers utilizing advanced processes such as chip on board ("COB"), surface mount technology ("SMT"), tape automated bonding ("TAB"), outer lead bonding ("OLB") technologies, and anisotropic conductive film ("ACF") heat seal technology. The Company provides hardware and software design, plastic molding, component purchasing, assembly into finished products or electronic subassemblies, post-assembly testing and shipping. The Company manufactures a broad line of finished products for its OEM customers, including personal organizers, personal digital assistants ("PDA"), linguistic products, calculators, integrated circuit ("IC") or smart card readers (referred to as "IC card readers"). It also manufactures electronic components and subassemblies for printed circuit boards ("PCBs"). These products include large scale integrated circuits ("LSI") bonded on PCBs that are used in the manufacture of products such as electronic toys, and subassemblies for liquid crystal display ("LCD") modules that are in turn used in the manufacture of communications, camera and computer products.
In addition, Nam Tai provides OEMs with silk screening services for plastic parts, polyvinyl chloride ("PVC") products and metal parts.

NEWS RELEASE
CONTACT: WENDY L. WISEMAN
P.R. SECRETARY
NAM TAI ELECTRONICS, INC.
CORPORATE OFFICE:
SUITE 530 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
INTERNET WEBSITE: http://www.namtai.com
E-MAIL:  investor@namtai.com

NAM TAI ELECTRONICS, INC. ANNOUNCES
IMPROVED WEB-SITE TO ENHANCE SERVICES TO SHAREHOLDERS

VANCOUVER, CANADA June 16, 1998 -- Nam Tai Electronics, Inc. ("Nam
Tai" or the "Company") (NASDAQ/NM Symbol: NTAIF and NTAWF,) today announced the unveiling of the Company's improved worldwide web-site to enhance our services to shareholders and interested investors. We encourage our shareholders to visit the site as a means of staying up-to-date on corporate events through the Company's news releases and other corporate literature.
The web-site now offers shareholders and investors the opportunity to "Sign on with Nam Tai" to receive our news releases via e-mail as soon as they are posted. Please visit us on the web at http://www.namtai.com.

Nam Tai is an independent provider of high quality manufacturing services to original equipment manufacturers ("OEMs") in the consumer electronics industry. All of the Company's manufacturing operations are based in the People's Republic of China. Nam Tai assists OEMs in the design and development of products and furnishes full turnkey manufacturing services to its OEM customers utilizing advanced processes such as chip on board ("COB"), surface mount technology ("SMT"), tape automated bonding ("TAB"), outer lead bonding ("OLB") technologies, and anisotropic conductive film ("ACF") heat seal technology. The Company provides hardware and software design, plastic molding, component purchasing, assembly into finished products or electronic subassemblies, post-assembly testing and shipping. The Company manufactures a broad line of finished products for its OEM customers, including personal organizers, personal digital assistants ("PDAs"), linguistic products, calculators, integrated circuit ("IC") or smart card readers (referred to as "IC card readers"). It also manufactures electronic components and subassemblies for printed circuit boards ("PCBs"). These products include large scale integrated circuits
("LSI") bonded on PCBs that are used in the manufacture of products such as electronic toys, and subassemblies for liquid crystal display ("LCD") modules that are in turn used in the manufacture of communications, camera and computer products. In addition, Nam Tai provides OEMs with silk screening services for plastic parts, polyvinyl chloride ("PVC") products and metal parts.

NEWS RELEASE
CONTACT: WENDY L. WISEMAN
P.R. SECRETARY
NAM TAI ELECTRONICS, INC.
CORPORATE OFFICE:
SUITE 530 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
INTERNET WEBSITE: http://www.namtai.com
E-MAIL:  investor@namtai.com

NAM TAI ELECTRONICS, INC. ANNOUNCES STRATEGIC INVESTMENT

VANCOUVER, CANADA May 27, 1997, 1998 -- Nam Tai Electronics, Inc.
("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAIF and NTAWF,) today announced a strategic investment of $16 million for approximately 20% of the outstanding shares of Group Sense (International) Limited ("Group Sense"), a Hong Kong publicly listed company (Hang Seng company # 601). The purchase price of the Group Sense shares is based on the closing price of the shares as quoted on The Stock Exchange of Hong Kong Limited on May 26, 1998. BNP
Prime Peregrine Securities Limited in Hong Kong arranged the transaction.

Group Sense is involved in Original Design Manufacturing ("ODM") and is principally engaged in the design, manufacture and sale of a range of information and educational products including electronic personal Chinese dictionaries, electronic multi-lingual translators, LCD hand-held games, electronic personal organizers, computer products, and educational toys. Group Sense also manufactures telecommunication products, and is especially successful in the manufacture and sale of pagers to customers such as Motorola.

Besides manufacturing products under its own name, Group Sense is also involved in the design and production of high-end electronic products for several major international brands. Group Sense has strong development capabilities, most notably in software, and was awarded several major industrial awards in the areas of technological achievement, quality, and product design in Hong Kong.

Group Sense's principle office is in Hong Kong. Its manufacturing facility is located in Dongguan, China. It has strong sales to markets in Europe. Group Sense has also successfully expanded its market in the PRC by developing a retail distribution network in major cities.

Although Nam Tai and Group Sense are both involved in the electronics industry, their customer base, market focus and product lines are different but complementary. It is envisioned that Nam Tai's acquisition of an interest in Group Sense will develop into a strategic alliance which promotes future growth and success for both entities.

Group Sense reported approximate sales and net income of US$ 94.1 million and US$7.8 million respectively for the fiscal year ended March 31, 1997. For the first six months of fiscal 1998 ended September 30, 1997 Group Sense reported unaudited sales and net income of US$ 67.5 million and US$7.6 million respectively.

"As part of this strategic investment, two non-executive directors nominated by Nam Tai will be appointed to the Group Sense board of directors", commented
Mr. M. K. Koo, Chairman of Nam Tai. "Nam Tai intends to explore mutually beneficial opportunities with Group Sense."

Except for the historical information contained herein, matters discussed in this press release are forward-looking statements involving risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. The factors that might cause differences include, but are not necessarily limited to, those discussed in the Company's reports filed with the Securities and Exchange Commission from time to time, such as the factors set forth in Item 1. "Description of Business - Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 1997.

Nam Tai is an independent provider of high quality manufacturing services to original equipment manufacturers ("OEMs") in the consumer electronics industry. All of the Company's manufacturing operations are based in the People's Republic of China ("China"). Nam Tai assists OEMs in the design and development of products and furnishes full turnkey manufacturing services to its OEM customers utilizing advanced processes such as chip on board ("COB"), surface mount technology ("SMT"), tape automated bonding ("TAB"), outer lead bonding
("OLB") technologies, and anisotropic conductive film ("ACF") heat seal technology. The Company provides hardware and software design, plastic molding, component purchasing, assembly into finished products or electronic subassemblies, post-assembly testing and shipping. The Company manufactures a broad line of finished products for its OEM customers, including personal organizers, personal digital assistants ("PDAs"), linguistic products, calculators, integrated circuit ("IC") or smart card readers (referred to as "IC card readers"). It also manufactures electronic components and subassemblies for printed circuit boards ("PCBs"). These products include large scale integrated circuits ("LSI") bonded on PCBs that are used in the manufacture of products such as electronic toys, and subassemblies for liquid crystal display ("LCD") modules that are in turn used in the manufacture of communications, camera and computer products. In addition, Nam Tai provides
OEMs with silk screening services for plastic parts, polyvinyl chloride
("PVC") products and metal parts.

NEWS RELEASE
CONTACT: WENDY L. WISEMAN
P.R. SECRETARY
NAM TAI ELECTRONICS, INC.
CORPORATE OFFICE:
SUITE 530 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
INTERNET WEBSITE: http://www.namtai.com
E-MAIL:  investor@namtai.com

NAM TAI ELECTRONICS, INC. ANNOUNCES
C.F.O. APPOINTMENT AND ADDITIONS TO SENIOR MANAGEMENT

VANCOUVER, CANADA May 26, 1998 -- Nam Tai Electronics, Inc. ("Nam
Tai" or the "Company") (NASDAQ/NM Symbol: NTAIF and NTAWF,) today announced the following additions to senior management.

CHIEF FINANCIAL OFFICER - MR.  EDWARD K. W. CHAN
The Company is pleased to announce that Mr. Edward K. W. Chan has joined
Nam Tai as Chief Financial Officer. Mr. Chan, based out of the Vancouver office, will be responsible for the management and direction of the financial and administrative affairs of the Nam Tai group of companies. Mr. Chan has 26 years of public practice experience as a Chartered Accountant ("C.A.") in Canada, including 13 years with a predecessor firm of KPMG and 13 years as a partner of Price Waterhouse. Both Price Waterhouse and KPMG are among the Big 6 international accounting firms. In this capacity Mr. Chan has served a number of public companies and affiliates of public companies in Canada, Hong Kong, and Taiwan, and assisted over 12 companies with their public listings and offerings. He has served a diverse base of clients in major industry sectors including manufacturing, communications, financial services, natural resources, and real estate development. Mr. Chan earned his Chartered Accountant designation in British Columbia in 1975 and a Bachelor of Commerce degree from the University of British Columbia in 1972.

"Nam Tai is pleased to welcome Mr. Chan as Chief Financial Officer. With 26 years of public accounting experience in Canada, much of it dealing with Asian business, Mr. Chan strengthens our Finance Department and provides leadership for the entire group of Nam Tai companies", commented Mr. M. K. Koo, Chairman of Nam Tai. "Mr. Chan's experience in both the North American and Asian business environments will be a significant asset to Nam Tai."

FINANCIAL CONTROLLER - MR.  RAY MOORE
Nam Tai further strengthened its financial management team with the addition of Mr. Ray Moore as Financial Controller for the Nam Tai group of companies. Mr. Moore, based out of the Company's Vancouver office, is responsible for all accounting and information systems within Nam Tai. Mr. Moore brings extensive financial management, project management, and information systems
design and management expertise to this position.   Mr. Moore was Vice President
Finance and Controller for a consulting firm and previously owned his own public accounting practice for 13 years. Mr. Moore's professional and academic qualifications include a Chartered Accountant designation in British Columbia in 1974 and a Masters of Business Administration degree from the University of Western Ontario in 1973.

"With the recent hiring of Mr. Chan as C.F.O., Mr. Moore, as Financial Controller, and Mr. Mark Waslen as Treasurer, Nam Tai's Financial management team now has the experience and capabilities to effectively manage and control the Company's internal growth and the integration of any acquisitions", commented Mr. Koo. "At the June 8, 1998 Annual General Meeting in New York shareholders will have an opportunity to meet the C.F.O. and Controller."

Except for the historical information contained herein, matters discussed in this press release are forward-looking statements involving risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. The factors that might cause differences include, but are not necessarily limited to, those discussed in the Company's reports filed with the Securities and Exchange Commission from time to time, such as the factors set forth in Item 1. "Description of Business - Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 1997.

Nam Tai is an independent provider of high quality manufacturing services to original equipment manufacturers ("OEMs") in the consumer electronics industry. All of the Company's manufacturing operations are based in the People's
Republic of China ("China"). Nam Tai assists OEMs in the design and development of products and furnishes full turnkey manufacturing services to its OEM customers utilizing advanced processes such as chip on board ("COB"), surface mount technology ("SMT"), tape automated bonding ("TAB"), outer lead bonding ("OLB") technologies, and anisotropic conductive film ("ACF") heat seal technology. The Company provides hardware and software design, plastic molding, component purchasing, assembly into finished products or electronic subassemblies, post-assembly testing and shipping. The Company manufactures a broad line of finished products for its OEM customers, including personal organizers, personal digital assistants ("PDA"), linguistic products, calculators, integrated circuit ("IC") or smart card readers (referred to as "IC card readers"). It also manufactures electronic components and subassemblies for printed circuit boards ("PCBs"). These products include large scale integrated circuits ("LSI") bonded on PCBs that are used in the manufacture of products such as electronic toys, and subassemblies for liquid crystal display ("LCD") modules that are in turn used in the manufacture of communications, camera and computer products.
In addition, Nam Tai provides OEMs with silk screening services for plastic parts, polyvinyl chloride ("PVC") products and metal parts.

-end-

The Registrant hereby incorporates this Report on Form 6-K into its Registration Statement on Form F-3 (Registration No. 333-36135).

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                   For and on behalf of
                                   Nam Tai Electronics, Inc.

                                   by: (S.d.)  Edward K. W. Chan
                                   Edward K. W. Chan, Chief Financial Officer
Date: August 11, 1998